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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Agria Corporation
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G41088 108
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. This Amendment No. 1 to Schedule 13G is deemed to amend the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2008.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G41088 108	Page	2	of	10

1	NAMES OF REPORTING PERSONS Dubai Ventures Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		6,600,000 ordinary shares[1]. Dubai Ventures Group L.L.C. and Dubai Group Limited may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		6,600,000 ordinary shares[1]. Dubai Ventures Group L.L.C. and Dubai Group Limited may also be deemed to have sole dispositive power with respect to the above shares. (See Item 4)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,600,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 In the form of American depositary shares, each representing two ordinary shares of the issuer.

CUSIP No.	G41088 108	Page	3	of	10

1	NAMES OF REPORTING PERSONS Dubai Ventures Group L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Arab Emirates

	5	SOLE VOTING POWER

NUMBER OF		6,600,000 ordinary shares[2]. Dubai Ventures Group Limited and Dubai Group Limited may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		6,600,000 ordinary shares[2]. Dubai Ventures Group Limited and Dubai Group Limited may be deemed to have sole dispositive power with respect to the above shares. (See Item 4)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,600,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
2 In the form of American depositary shares, each representing two ordinary shares of the issuer.

CUSIP No.	G41088 108	Page	4	of	10

1	NAMES OF REPORTING PERSONS Dubai Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		6,600,000 ordinary shares[3]. Dubai Ventures Group Limited and Dubai Ventures Group L.L.C. may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		6,600,000 ordinary shares[3]. Dubai Ventures Group Limited and Dubai Ventures Group L.L.C. may also be deemed to have sole dispositive power with respect to the above shares. (See Item 4)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,600,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
3 In the form of American depositary shares, each representing two ordinary shares of the issuer.

CUSIP No.	G41088 108	Page	5	of	10

1	NAMES OF REPORTING PERSONS Dubai Investment Group L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Arab Emirates

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G41088 108	Page	6	of	10

1	NAMES OF REPORTING PERSONS Dubai Investment Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G41088 108	Page	7	of	10

Item 1(a).	Name of Issuer:

Agria Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Room 1707, 17/F, Dutyfree Business Building
Fuhua First Road, Futian District
Shenzhen 518048
People’s Republic of China

Item 2(a).	Name of Person Filing:

Dubai Ventures Group Limited
Dubai Ventures Group L.L.C.
Dubai Group Limited
Dubai Investment Group L.L.C.
Dubai Investment Group Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Dubai Ventures Group Limited
c/o Paget Brown & Company Limited Boundary Hall Cricket Square P.O. Box 1111 Grand Cayman KY1-1102 Cayman Islands

Dubai Ventures Group L.L.C.
Level 38, Emirates Towers (Offices)
P.O. Box 213311 Sheikh Zayed Road
Dubai, United Arab Emirates

Dubai Group Limited
c/o Paget Brown Trust Company Ltd
West Wind Building
Harbour Drive
George Town
Grand Cayman
British West Indies

Dubai Investment Group L.L.C.
Level 38, Emirates Towers (Offices)
P.O. Box 213311 Sheikh Zayed Road
Dubai, United Arab Emirates

Dubai Investment Group Limited
c/o Paget Brown Trust Company Ltd
West Wind Building
Harbour Drive
George Town
Grand Cayman
British West Indies

CUSIP No.	G41088 108	Page	8	of	10

Item 2(c).	Citizenship:

Dubai Ventures Group Limited — Cayman Islands

Dubai Ventures Group L.L.C. — United Arab Emirates

Dubai Group Limited — Cayman Islands

Dubai Investment Group L.L.C. — United Arab Emirates

Dubai Investment Group Limited — Cayman Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G41088 108

Item 3.	Not Applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2008:

				Shared	Sole power to
			Sole power	power to	dispose or to	Shared power
	Amount		to vote or	vote or to	direct the	to dispose or to
	beneficially	Percent	direct the	direct	disposition	direct the
Reporting Person	owned:	of class:	vote:	the vote:	of:	disposition of:
Dubai Ventures Group Limited	6,600,000	5.2%	6,600,000	0	6,600,000	0
Dubai Ventures Group L.L.C.	6,600,000	5.2%	6,600,000	0	6,600,000	0
Dubai Group Limited	6,600,000	5.2%	6,600,000	0	6,600,000	0
Dubai Investment Group L.L.C.	0	0.0%	0	0	0	0
Dubai Investment Group Limited	0	0.0%	0	0	0	0

Dubai Ventures Group Limited, a company incorporated in Cayman Islands, holds 3,300,00 American depositary shares, or ADSs, representing 6,600,000 ordinary shares of the issuer, which were transferred from Dubai Investment Group L.L.C. in August 2008. In November 2008, the name of Dubai Investment Group L.L.C. was changed to Dubai Ventures Group L.L.C. and its General Manager was changed from Dubai Investment Group Limited to Dubai Group Limited.

CUSIP No.	G41088 108	Page	9	of	10

Dubai Ventures Group Limited is wholly owned by Dubai Ventures Group L.L.C., whose General Manager is Dubai Group Limited, which has the authority, among other things, to acquire, purchase, subscribe for, sell, assign and/or transfer any shares owned by Dubai Ventures Group L.L.C. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Dubai Ventures Group L.L.C. and Dubai Group Limited may be deemed to beneficially own all of the shares held by Dubai Ventures Group Limited. The directors of Dubai Group Limited are Fadhel Abdulbaqi Abu Al Hassan Al Qaed Al Ali, Hashim Abdulla Ahmad Al Babal, Soud Ahmad Abdulrahman Baalawi and Mohammad Abdulla Ali Al Gergawi. Each of these directors expressly disclaims beneficial ownership of the above shares.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

CUSIP No.	G41088 108	Page	10	of	10
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2009

Dubai Ventures Group Limited	By:	/s/ Abdulhakeem Abdulhussain Ali Kamkar
		Name:	Abdulhakeem Abdulhussain Ali Kamkar
		Title:	Chief Executive Officer

Dubai Ventures Group L.L.C.	By:	/s/ Soud Ahmad Abdulrahman Baalawi
(formerly known as Dubai Investment Group L.L.C.)		Name:	Soud Ahmad Abdulrahman Baalawi
		Title:	Authorized Signatory

Dubai Group Limited	By:	/s/ Soud Ahmad Abdulrahman Baalawi
		Name:	Soud Ahmad Abdulrahman Baalawi
		Title:	Director

Dubai Investment Group Limited	By:	/s/ Soud Ahmad Abdulrahman Baalawi
		Name:	Soud Ahmad Abdulrahman Baalawi
		Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.0000001 per share, of Agria Corporation, a Cayman Islands exempted company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

Signature Page
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 16, 2009.

Dubai Ventures Group Limited	By:	/s/ Abdulhakeem Abdulhussain Ali Kamkar
		Name:	Abdulhakeem Abdulhussain Ali Kamkar
		Title:	Chief Executive Officer

Dubai Ventures Group L.L.C.	By:	/s/ Soud Ahmad Abdulrahman Baalawi
(formerly known as Dubai Investment Group L.L.C.)		Name:	Soud Ahmad Abdulrahman Baalawi
		Title:	Authorized Signatory

Dubai Group Limited	By:	/s/ Soud Ahmad Abdulrahman Baalawi
		Name:	Soud Ahmad Abdulrahman Baalawi
		Title:	Director

Dubai Investment Group Limited	By:	/s/ Soud Ahmad Abdulrahman Baalawi
		Name:	Soud Ahmad Abdulrahman Baalawi
		Title:	Director